Exhibit 99.1
Nomination of Chairman and CEO of Shinhan Financial Group

On January 20, 2017, The Board of Directors of Shinhan Financial Group made a resolution to recommend Cho Yong-Byoung, the current CEO of Shinhan Bank, as a nominee for the chairman and chief executive officer of Shinhan Financial Group.

The nomination for the position of chairman and chief executive officer of Shinhan Financial Group is subject to shareholder approval at the upcoming annual general meeting of shareholders scheduled to be held on March, 2017.

The details of the nominee are as follows:

Name	Date of Birth	Major Work Experience

Cho Yong-byoung	June 30, 1957
2015 – current CEO, Shinhan Bank
2013 – 2015 CEO, Shinhan BNP Paribas Asset Management
2011 – 2013 Deputy President of Retail business Development Group, Shinhan Bank
2010 – 2011 Executive Vice president of Management Support Group, Shinhan Bank
2009 – 2010 Executive Vice president of Global Business Group, Shinhan Bank
2007 – 2009 General Manager, NewYork Branch, Shinhan Bank